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Exhibit 10.1

February 14, 2005

Christopher J. Coughlin

Dear Chris:

        I am pleased to offer you the position of Executive Vice President and Chief Financial Officer, Tyco International Ltd., with all the duties, authorities and responsibilities commensurate with such role. You will report to me and will be based in Princeton, New Jersey. Your employment will begin on a mutually agreeable start date, which we anticipate to be on or about March 7, 2005. Your compensation and benefits are described below:

Compensation

        You will receive a monthly salary of $62,500 ($750,000 annualized). Your salary will be paid monthly, in the month that it is earned. In addition to your base salary, you will be eligible to participate in the Company's annual incentive plan and long-term incentive program. Additionally, you will receive a sign-on bonus of $100,000 to be paid as soon as administratively possible after your employment start date.

        Under the annual incentive plan you will have the opportunity to earn a target award of 100% of your salary and a maximum award of 200% of your salary, prorated for fiscal year 2005. Determination of award levels will be based on the Company's financial performance and your individual contribution.

        As stated above, you will also be eligible for the Company's long-term incentive program. You will be nominated for a FY2005 option grant to purchase of 250,000 shares of the Company's common stock and a FY2005 restricted stock grant of 60,000 shares, on the later of your start date or the time the Company makes its annual grant (expected to occur on or about March 10, 2005), subject to approval by the Board of Directors. The exercise price of option grants is based on the average of the high and low price of the stock on the date of grant. The options will vest equally (1/3 on each anniversary of the grant date) over the three (3) year period commencing immediately following the grant date and the restricted shares cliff-vest on the third anniversary of the grant date. You will receive more information about your awards, detailing the terms and conditions, after they have been granted.

Sign-on Option and Restricted Stock Grant

        On your start date, you will receive a sign-on option grant to purchase 100,000 shares of the Company's common stock and a sign-on restricted stock grant of 40,000 shares. The exercise price of the option grants is based on the average of the high and low price of the stock on the date of grant, which will be your start date with the Company. The options will vest equally (1/3 on each anniversary of the grant date) over a three (3) year period commencing immediately following your start date and the restricted shares cliff-vest on the third anniversary of your start date. You will receive more information on your awards, detailing the terms and conditions, immediately following your start date.

Flexible Perquisite Program

        You will also be eligible to participate in the Flexible Perquisite Plan, which allows for an annual sum paid in quarterly installments that can be used at the discretion of the participant to apply to various expenses. Your eligibility will begin with the first full quarter after your start date. Allowances are set at 10% of base annual salary, capped at $70,000 annually, less applicable taxes. Examples of expenses covered under this plan are car leases, car payments or auto insurance, financial and estate planning, club memberships, executive physicals and income tax preparation.

Benefits

        You will also be entitled to all employee benefits that Tyco customarily makes available to employees in positions comparable to yours. Specifically, you will be eligible to participate in the following:

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  Tyco Retirement Savings and Investment Plan—This 401(k) plan provides for retirement savings through employee contributions and a five-to-one company matching contribution on the first one percent of your employee contribution. Approximately 30 days following your date of hire, you will be automatically enrolled in this plan at a pretax contribution rate of 2% of your eligible compensation. You will have the opportunity to make changes within your first 30 days of employment if you decide you would like to increase or decrease your automatic enrollment pretax contribution rate. Additionally, catch up contributions are allowed for participants who qualify; however, Tyco does not match these. You will be receiving an enrollment kit shortly where you can learn more about the features of this plan.

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  Tyco Medical and/or Dental plans on a contributory basis 31 days after your employment start date. Benefit programs are reviewed annually and changes in plan design and/or employee contributions are the norm and communicated in advance of any changes. A benefits packet, which includes specific information about these benefits and others, will be forwarded to you.

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  Tyco Supplemental Savings and Retirement Plan—In addition to the 401(k) plan, Tyco also offers you another opportunity to save money on a tax-deferred basis. This plan is the unfunded, non-qualified counterpart to the 401(k) plan, and allows you to defer up to 50% of your base salary. To participate in this plan for 2005, you must enroll within 30 days of your date of hire. Your contributions to the plan will start as soon as administratively practicable following your enrollment. Due to new rules governing non-qualified deferred compensation plans, the SSRP will only provide participants the opportunity to defer all or a portion of their bonus if such deferral election is made prior to the start of the plan year, or for 2005, prior to March 15, 2005 for new hires. If you participate in this plan, you will receive company contributions based on your deferred base salary and bonus at the same five-to-one matching rate you would be eligible to receive under the 401(k) plan, thereby providing you with the full company contribution between both plans. If you choose not to participate, you will still receive company contributions to this plan on any cash compensation (i.e., base and bonus) during the year that exceeds the IRS section 401(a)(17) limit ($210,000 in 2005). The investment options available under the SSRP are a subset of those that are available under the RSIP.

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  Supplemental Executive Benefits—As an Executive Officer of the Company, you will be eligible for the following supplemental insurance benefits: (Participation is contingent upon individual insurability determinations.)

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  Variable Universal Life Insurance

    This program is designed to provide a permanent life insurance policy with cash value to each of our officers, with a death benefit of 2X base salary. Premiums are paid by the Company (and grossed up for income taxes, as applicable) while you are actively employed as an officer. You direct investment of the cash value portion under the policy, within a list of funds offered by the insurer. The policy is individually owned and therefore fully portable.

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    Long Term Disability

    This policy is designed to increase the monthly disability income protection for each officer, from a maximum $10,000 per month (under the current Tyco Long-Term Disability program) to a total maximum of $35,000 of monthly disability benefit available to age 65, with cost of living increases included in the coverage. Under the current program, $20,000 of monthly coverage is portable. Premium payments are taxable income to you, but will be grossed up by Tyco. Disability is defined as inability to perform your own occupation, and includes mental and nervous disabilities.

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    Long Term Care

    Each officer and his/her spouse will be covered for life for assisted living expenses provided by a licensed health care professional at the rate of $250 daily or $7,500 per month. Coverage is individually owned and therefore fully portable. Under the current program, premium payments and benefit proceeds are tax-exempt.

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  Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives ("Severance Plan")—In the event of an involuntary termination of your employment (other than for Cause, as defined in the Severance Plan as then in effect), you will receive the benefits provided under the terms of the Severance Plan, which currently include two years base, target bonus, and continued medical and 12 months continued option vesting and option exercise period (but not beyond the option expiration date). All severance benefit eligibility is contingent upon execution of a general release in favor of Tyco, a one-year non-competition, a two-year non-solicitation and ongoing confidentiality and non-disparagement covenants. Unvested restricted stock and restricted stock units are forfeited on termination; provided, however that your sign-on restricted stock will fully vest in the event of involuntary termination of employment, other than for Cause.

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  Tyco International (US) Inc. Change in Control Severance Plan for certain U.S. Officers and Executives ("CIC Plan")—In the event of an involuntary termination (or resignation for Good Reason, as defined in the Plan) in connection with a Change in Control and occurring within 60 days before or two years after a Change in Control (or upon resignation within 90 days following a "good reason" event) you will be eligible for such benefits as may be provided under the terms of the CIC Plan, in lieu of Severance Plan benefits referred to in the immediately preceding paragraph. CIC Plan benefits currently include 2.99 times salary and target bonus, with continued medical coverage during such period; accelerated option and restricted share vesting; and the full remaining option exercise term, all subject to release of claims, non-competition, confidentiality, non-solicitation and non-disparagement provisions. Benefits payable to you under the CIC Plan may be reduced as necessary to avoid IRS excise taxes if the after tax benefit to you is greater than it would have been had you received an unreduced amount, but no gross up is provided under the CIC Plan.

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  Severance Plan and CIC Plan Changes. In the event that, after the date hereof, the Company amends the terms of the Severance Plan or the CIC Plan for other senior officers of the Company, you shall be subject to the same terms and conditions and eligible for the same benefits as other similarly situated executives under such plan(s).

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  Vacation—You will be eligible for four (4) weeks of vacation per year.

Conditions of Employment

        Your employment will be conditioned upon your execution of and ongoing compliance with the Company's Confidentiality and Development Agreement and the Company's Guide to Ethical Conduct that are enclosed; and any other applicable Company policies. A W-4 and a direct deposit application are also enclosed. Please return these forms along with one original signed copy of this letter to: Nicholas Brecker, Director, Executive Compensation, Tyco International (US) Inc., 9 Roszel Road, Princeton, NJ 08540, as soon as possible.

        Non-Competition:    Because you will be performing services for the Company of such a unique and irreplaceable nature, your performance of such services to a competing business would result in irreparable harm to the Company. Accordingly, by accepting this employment offer, you agree that during your employment and for the one year period thereafter, you will not, directly or indirectly, own, manage, operate, control, or provide services to or be employed by any person or entity engaged in any business of the same type as any business in which the Company or any of its subsidiaries or affiliates is engaged (or have proposed to be engaged) on the date of termination. It is understood, however, that ownership of one percent of the total shares of all classes of stock outstanding of any publicly held entity engaged in such business and rendering of services to charitable organizations, as such term is defined in Section 501(c) of the Code, shall not be considered to violate this non-competition provision.

        Non-Solicitation:    By your acceptance of this employment offer, you also agree that during your employment with the Company and for the two year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another, solicit, aid or induce any managerial level employee of the Company or any of its subsidiaries or affiliates to leave such employment in order to accept employment with or render services to another person or entity or solicit, aid or induce any customer of the Company or any of its subsidiaries or affiliates to purchase goods or services then sold by the Company or any of its subsidiaries or affiliates from another person or entity (or assist or aid any other persons or entity in identifying or soliciting any such customer).

        Other Conditions:    In addition, the conditions of this letter are contingent upon the following:

  1.
  Successful completion of a drug test. You will be contacted to set up an appointment at a collection site convenient to you. The Company shall maintain the confidentiality of the results of the drug testing.

  2.
  Documentation of your identity and unrestricted legal authority to work in the United States. You will be required to complete the employee portion of the enclosed I-9 documentation as well as other documents within 3 business days of your hire date to satisfy those requirements. Please note that this is a legal requirement under federal immigration laws.

        Chris, I am excited about the prospect of your joining the Tyco leadership team and I look forward to the opportunity to work with you.

        Please sign below to signify your acceptance of our offer of employment and its terms. Should you have any questions with regard to any of the items indicated above, please call me.

Sincerely,

/s/ Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer
Tyco International Ltd.

ACCEPTED:

/s/ Christopher J. Coughlin	2/14/2005

Christopher J. Coughlin	Date

Employees have the right to terminate their employment at any time with or without cause or notice, and the Company reserves for itself an equal right. We both agree that any dispute arising with respect to your employment, the termination of that employment, or a breach of any covenant of good faith and fair dealing related to your employment, shall be settled exclusively through arbitration. This document sets forth the entire agreement with respect to your employment. The terms of this offer may only be changed by written agreement, although the Company may from time to time, in its sole discretion, adjust the salaries and benefits paid to you and its other employees.

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  Exhibit 10.1